LAURA ASHLEY

27 Bagleys Lane, Fulham, London SW6 2QA
Tel. 020 7880 5100 Fax. 020 7880 5200
www.lauraashley.com

Please reply to Fax No: 020 7880 5111


03022146

22 May 2003

BY SWIFTAIR

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, NW
Washington DC 20549
USA

SUPPL

Dear Sir

LAURA ASHLEY HOLDINGS plc
FILE NO 82-1356

Pursuant to the exemptions granted to Laura Ashley Holdings plc (the "Company") under Rule 12g3-2 (b) of the Securities Exchange Act of 1934, as amended, please find enclosed an announcement released to the London Stock Exchange by the Company.

Please receipt stamp the enclosed copy of this letter and return it to the undersigned in the envelope provided.

Yours faithfully

PROCESSED
JUN 11 2003
THOMSON FINANCIAL

Ann. E. Mantz
Company Secretary

cc. Mr. Brian Teitelbaum (Citibank)


laura ashley

A Member of The MUI Group

21 May 2003

LAURA ASHLEY HOLDINGS plc

Following the announcement on 8 May 2003 of the appointment of Ainum Mohd-Saaid as a Joint Chief Executive of the Company, the Company makes this announcement in compliance with Rule 16.4 of the Listing Rules. Ms Mohd-Saaid currently holds no directorships other than in the following Malaysian companies over the last five years:

Pengkalen Holdings Berhad
Pengkalen Capital Berhad and
Metrojaya Berhad

From 15 August 1996 to 1 February 1999, Ms Mohd-Saaid was an Executive Director of Pengkalen Holdings Berhad and its subsidiary, Pengkalen Capital Berhad. In mid 1998, these two companies announced a voluntary scheme of composition for themselves and a number of their Malaysian incorporated subsidiaries. The scheme was implemented on 29 December 1999.